

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 8, 2016

Mr. John P. Campi
Chief Executive Office
Safety Quick Lighting & Fans Corp.
4400 North Point Parkway, Suite 154
Alpharetta, GA 30022

> **Re:** **Safety Quick Lighting & Fans Corp.**
> **Preliminary Information Statement Filed on Schedule 14C**
> **Filed July 1, 2016**
> **File No. 000-55416**

Dear Mr. Campi:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Peter J. Gennuso, Esq.
        Thompson Hine LLP